

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

March 22, 2016

Via E-mail
Mr. Brian J. Stief
Executive Vice President and Chief Financial Officer
Johnson Controls, Inc.
5757 North Green Bay Avenue
Milwaukee, WI 53209

> **Re: Johnson Controls, Inc.**
> **Form 10-K**
> **Filed November 18, 2015**
> **File No. 1-5097**

Dear Mr. Stief:

We have reviewed your response dated March 16, 2016, and have the following comment.

Please respond to this letter within ten business days by providing the requested information, or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the year ended September 30, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

Critical Accounting Estimates and Policies, page 47

1. We note your disclosure on page 48 that you used a discount rate provided by an independent third party calculated based on an appropriate mix of high quality bonds. Please explain to us in more detail how you determined your discount rate. Clarify for us in your response the approach used in determining your discount rate (e.g., yield curve approach or hypothetical bond portfolio approach).

   You may contact Jenn Do at (202) 551-3743, Tracey Houser at (202) 551-3736 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief
Office of Manufacturing and
Construction